UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934



                    DIGITAL VILLAGE WORLD TECHNOLOGIES INC.
                         (formerly Body Concepts, Inc.)
                                 (Name of Issuer)

                        Common Stock, $.0004 par value
                        (Title of Class of Securities)


                              August 16, 2002
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



1    Name of Reporting Person
     S.S. or I.R.S. Identification Number of Above Person (optional)
              Zhiqing Chen

2    Check The Appropriate Box If a Member of a Group                  (a)[ ]
                                                                       (b)[X]

3    SEC Use Only

4    Source of Funds: PF

5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                       [ ]

6    Citizenship or Place of Organization
     China

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                 7    Sole Voting Power
                      2,600,000 shares

Number of
Shares           8    Shared Voting Power
Beneficially          12,000,000 shares
Owned By
Each Reporting   9    Sole Dispositive Power
Person With           2,600,000 shares

                 10   Shared Dispositive Power
                      12,000,000 shares

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     14,600,000 shares

12   Check Box If The Aggregate Amount in Row (11) Excludes
     Certain Shares                                                       [ ]

13   Percent of Class Represented By Amount in Row (11)
     58.6%

14   Type of Reporting Person
     IN


Item 1.   Security and Issuer

This Schedule 13D is being filed by Zhiqing Chen and relates to the common stock, $.0004 par value ("Common Stock"), of Digital Village World Technologies Inc. (DVWT) (formerly Body Concepts Inc.) (the "Issuer"). The address of the principal executive offices of the Issuer is 8980 Fraserwood Court, Unit 10, Burnaby, British Columbia, Canada V5J 5H7.

Item 2.   Identity and Background

(a)-(c) Mr. Zhiqing Chen is filing this statement with respect to the shares of Common Stock beneficially owned by Mr. Chen. Mr. Chen's principal employment is in the Chinese high technology and manufacturing industry and his address is 19/F Dahangjiye Building No. 33, North Renda Road, Beijing, China, 100080.

(d) During the past five years, Mr. Chen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Mr. Chen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

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(f)   Mr. Chen is a citizen of China.

Item 3. Source and Amount of Funds or Other Consideration

The amount of funds expended to date by Mr. Chen to acquire the 2,600,000 shares of Common Stock he holds in his name is $237,900. Such funds were provided from Mr. Chen's personal funds.

12,000,000 shares were issued to Beijing Super Energy Heavy-Ion Science & Technology Co. Ltd. (Heavy-Ion) in exchange for purchase of 100% of the assets of a wholly owned subsidiary of Heavy-Ion, Super Energy Yu Hen Co. Ltd., at a deemed price of $1.62 per share. Mr. Chen owns 55% of the equity in Heavy-Ion.

An audit of the assets is currently in process and will be filed as an addendum to the Form 8K previously filed on the acquisition.

Item 4.   Purpose of Transaction

The indirect ownership by Mr. Chen of 12,000,000 common shares resulted from the acquisition by Digital Village World Technologies Inc. of 100% of the business and assets of Beijing Super Energy Yu Heng Co. Ltd. As a component of the transaction, Zhankui Mu and Yu Wen Cheng resigned as directors of the Issuer, Yu Wen Cheng resigned as Chairman and President of the Issuer, and Stephen Dadson resigned as Chief Executive Officer of the Issuer. Mr. Zhiqing Chen became; President and Director of Digital Village World Technologies Inc.

Item 5.   Interest in Securities of the Issuer

The percentages used in this Schedule 13D are calculated based upon the 12,906,000 outstanding shares of Common Stock reported on the Issuer's Quarterly Report on Form 10-QSB for the period ended June 30, 2002 plus the 12,000,000 treasury shares issued in August 2002 for the acquisition of the business and assets of Super Energy Yu Hen Co. Ltd.

(A)   Mr. Zhiqing Chen

      (a)   Aggregate number of shares beneficially owned: 14,600,000
            Percentage: 58.9%

      (b)   1. Sole power to vote or to direct vote: 2,600,000
            2. Shared power to vote or to direct vote: 12,000,000 (Such shared power involves the remaining 45% equity shareholders of Heavy-
               Ion.)

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            3. Sole power to dispose or to direct the disposition: 2,600,000
            4. Shared power to dispose or to direct disposition: 12,000,000
               (Such shared power involves the remaining 45% equity shareholders of Heavy-Ion)

      (c) On August 16, 2002, Zhiqing Chen acquired a total of 2,600,000 common shares of the Issuer from the following shareholders of the
            Issuer:

            -Tianjin Yu Cheung Group Co. Ltd. as to 1,600,000 shares @ $0.092 each
            -Brian Roberts as to 200,000 shares @ $0.092 each
            -Zhou Jun as to 800,000 shares @ $ 0.092 each

            These private transactions were carried out in Beijing, China.

      (d)   N/A

      (e)   N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

12,000,000 common shares of the Issuer were issued to Beijing Super Energy Yu Heng Technology Development Co Ltd. (Yu Heng) in exchange for 100% of the business and assets of Yu Heng. Zhiqing Chen is a 55% equity owner Heavy-Ion.

There are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Zhiqing Chen and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

      No.     Description
      ---     -----------
      1       Share Purchase Agreement dated August 16, 2002 between Zhiqing
              Chen and Tianjin Yu Cheng Group Co. Ltd. (as to 1,600,000 shares);
              Brian Roberts (as to 200,000 shares); and Jun Zhou (as to 800,000 shares).

      2 Asset Purchase Agreement dated August 16, 2002 and previously filed as an exhibit to Form 8K filed by the Issuer on August 16, 2002.

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                               SIGNATURES
                               ----------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   August 21 2002


By:   /s/ Zhiqing Chen
---------------------------
        Zhiqing Chen




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